

January 31, 2018

Guy Macdonald
Chief Executive Officer
Tetraphase Pharmaceuticals, Inc.
480 Arsenal Way
Watertown, MA 02472

      Re: Tetraphase Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed January 25, 2018
          File No. 333-222699

Dear Mr. Macdonald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                Division of Corporation Finance
                Office of Healthcare & Insurance

cc: Stuart M. Falber, Esq.